UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2022

Commission File Number: 1-13368

POSCO HOLDINGS INC.

(Translation of registrant’s name into English)

POSCO Center, 440 Teheran-ro, Gangnam-gu, Seoul, Korea, 06194

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Important Notice of the Company Management

(Disclosure of POSCO HOLDINGS’ Subsidiary Company POSCO)

The amended part is marked in blue color as shown in the table below.

Subject	Update on production resume schedule of major mills in Pohang Steelworks and estimated impact on revenue

Important Updates

-   Three blast furnaces which are the core facilities of the steelworks, two FINEX plants and steelmaking and continuous casting facilities are returned to normal operation as of September 16, 2022, and resumed production of semi-finished steel(slab)

-   The production resumption of major mills is planned to be carried out with the following target schedule.

*  Mills which resumed production : : #1 Cold Rolling Mill, #2/#3 Electrical Steel Mill, #1 Hot Rolling Mill, #1 Wire Rod Mill, #3 Plate Mill

*  November 2022 : #2 Plate Mill, #3/#4 Wire Rod Mill, Electro Galvanized Steel Mill

*  December 2022 : #2 Cold Rolling Mill, #2 Wire Rod Mill, #2 Stainless Steel Cold Rolling Mill, #2 Hot Rolling Mill, and etc.

-   Based on target production resumption schedule above, potential reduction of revenue is estimated to be around KRW 2.04 trillion. However, it is provisional estimation and may vary in the future.

Other matters to be factored into investment decisions

-   POSCO is a major subsidiary of POSCO HOLDINGS, accounting for 43.9% of the total consolidated assets. The total assets of subsidiary company and the consolidated total assets of parent company are based on the 1Q consolidated financial statements of POSCO HOLDINGS as of March 31, 2022 which is after the vertical spin-off.

-   Gwangyang Steelworks is operating normally. Therefore, a part of the slabs produced in Pohang Steelworks will be transferred to Gwangyang for continuous processing. In addition, repair schedule of Gwangyang Steelworks will be adjusted to process extra slabs from Pohang.

-   Information provided above may be subject to change due to the restoration process and conditions of Pohang Steelworks. We will provide further disclosure if the schedule changes.

ø Related Disclosures	- Resumption of Production (September 14, 2022) - Suspension of Production (September 7, 2022)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POSCO
(Registrant)

Date: October 24, 2022	By	/s/ Han, Young-Ah
(Signature)
Name: Han, Young-Ah
Title: Senior Vice President